[LOGO - intertape polymer group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          "INTERTAPE POLYMER GROUP INC.
                            ANNOUNCES JUNE 30, 2001
                            SECOND QUARTER RESULTS"

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

August 13, 2001                  By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

intertape polymer group

Intertape Polymer Group
110 E Montee de Lisse, St-Laurent, Quebec, Canada H4T 1H4
Tel: (514) 731-7591
Fax: (514) 731-5039



August 13, 2001                                                NYSE SYMBOL:  ITP
                                                               TSE SYMBOL:   ITP


                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                        JUNE 2001 SECOND QUARTER RESULTS
                            (stated in U.S. dollars)


Montreal, Quebec, Canada - August 13, 2001 - Intertape Polymer Group Inc. (NYSE & TSE: ITP), today reported its operating results for the second quarter ended June 30, 2001.

Sales for the period were $141.3 million down from $167.2 million compared to the second quarter of 2000, a decrease of $25.9 million. For the six month period, sales were $300.1 million, a decrease of $36.5 million from $336.6 million in 2000. "The reduction in sales during the second quarter was primarily due to the continuation of the current downturn in the economy and in particular the revenues for the month of April which were below expectations. May and June returned to levels consistent with the Company's expectations for the current economic conditions."

Gross profits and gross margins were $29.0 million or 20.5% for the period, compared to $40.7 million or 24.3% respectively for the second quarter of 2000. Gross profits and gross margins for the six month period were $67.8 million and $79.0 million or 22.6% and 23.5% respectively. Value added was at the normal percentage of sales and the decline in gross margins was directly related to lower revenues. The Company implemented a program in June to eliminate approximately $10.0 million in costs which are in addition to the previously announced $12.0 million in reductions.

Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer stated "It has been a difficult year, however I am pleased with the rapidity with which we have identified over $20.0 million of costs reductions; and have already realized over half of these savings. This lower cost base combined with the completion of our five Regional Distribution Centers (RDCs) should provide a platform to effectively deal with the continuing slow market place in a cost efficient manner and offer a unique value added service to our customers."

Operating profit for the period was $10.9 million as compared to $22.8 million for the same period 2000. For the six month period operating profit was $28.5 million compared to $41.0 million in 2000.

Net income for the three months ended June 2001 decreased $12.2 million to a loss of $2.7 million, from income of $9.5 million in the same period last year. Net income for the six month period was $1.5 million down from $20.2 million in 2000.

According to Mr. Yull, "Earnings for the second quarter reflect non-recurring charges of $2.0 million for severance relating to June's reduction in personnel, and $2.3 million in start-up costs attributed to the Company's Regional Distribution Centers. The impact of these charges was $0.12 for basic and diluted earnings per share (EPS) for this current period. The Company has now completed the RDC implementation and there should be no further one-time costs in this regard. As well, this current round of staff reductions should be all that are required for current conditions. Future cost reductions will be focused on lowering the cost of how we do business throughout the organization."

                                                                    Continued...

intertape polymer group

Intertape Polymer Group
110 E Montee de Lisse, St-Laurent, Quebec, Canada H4T 1H4
Tel: (514) 731-7591
Fax: (514) 731-5039


Andrew M. Archibald, Chief Financial Officer stated, "Aggressive balance sheet management continues. Cash derived from operations have been positive during 2001. Cash Flow has increased $14.9 million for the three month period and $28.1 million for the six month period. In addition, the Company has reduced its borrowings by $16.4 million during the second quarter and with the completion of the RDCs, finished goods should be reduced by at least $10.0 million by the end of the year. Contributing to the increase in cash flow from operations are the impact of the previously announced cost reduction programs. Selling, General and Administrative costs have been reduced by $2.1 million when excluding those of the acquired business of United Tape Corporation which did not take place until the third quarter 2000."

During July, the Company accepted a term sheet provided by the Company's bankers. The term sheet provides for three facilities as follows:

o a $50.0 million revolving line of credit for a period of one year extendable annually at the option of the banks and, if not extended, converting to a one year term loan with a $50.0 million payment due at the expiration of the term;

o a $40.0 million term loan repayable over six quarters ending December 31, 2002;

o and a $60.0 million four year term loan with semi-annual payments commencing eighteen months after funding.

The time of closing for the above referenced facilities can not be determined. Until such closings, the Company's present facilities remain in place. The Company expects negotiations with its bankers and the Noteholders to continue through the third quarter.

The exchange rate at June 30, 2001 was Cdn. $1.5177 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-six facilities in North America and one European location.

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Quarterly Report as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this Quarterly Report or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's financing business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

FOR FURTHER INFORMATION CONTACT:         Melbourne F. Yull
                                         Chairman and Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel: (514) 731-0731
                                         E-mail: itp$info@intertapeipg.com
                                         Web: www.intertapepolymer.com

SECOND QUARTERLY REPORT 2001                               CONSOLIDATED EARNINGS
                                                           AND RETAINED EARNINGS
                                               (Unaudited) / Using Canadian GAAP


CONSOLIDATED EARNINGS
(In thousands of U.S. dollars; except per share amounts)

FOR THE PERIOD ENDED JUNE 30,                              THREE MONTHS                   SIX MONTHS
----------------------------                         ------------------------      ------------------------
                                                        2001          2000            2001          2000
                                                     ----------    ----------      ----------    ----------
                                                         $             $                $             $
SALES                                                   141,265       167,231         300,128       336,589
Cost of sales                                           112,249       126,513         232,339       257,630
                                                     ----------    ----------      ----------    ----------
GROSS PROFIT                                             29,016        40,718          67,789        78,959
                                                     ----------    ----------      ----------    ----------
                                                           20.5%         24.3%           22.6%         23.5%
                                                     ----------    ----------      ----------    ----------

Selling, general and administrative expenses             18,090        17,891          39,258        37,923
Amortization of goodwill                                  1,797         1,522           3,540         3,072
Research and development                                  1,198         1,409           2,366         2,734
Financial expenses                                        7,736         6,652          16,172        12,647
                                                     ----------    ----------      ----------    ----------
                                                         28,821        27,474          61,336        56,376
Severances                                                2,000             -           2,690             -
Start-up of Regional Distribution Centers                 2,300             -           2,300             -
Gain on sale of interest in joint venture                     -             -               -       (5,500)
                                                     ----------    ----------      ----------    ----------
                                                         33,121        27,474          66,326        50,876
                                                     ----------    ----------      ----------    ----------

Earnings (loss) before income taxes                      (4,105)       13,244           1,463        28,083
Income taxes (recovery)                                  (1,392)        3,707               -         7,862
                                                     ----------    ----------      ----------    ----------
NET EARNINGS (LOSS) FOR THE PERIOD                       (2,713)        9,537           1,463        20,221
                                                     ==========    ==========      ==========    ==========

EARNINGS (LOSS) PER SHARE
CDN GAAP - Basic                                          (0.10)         0.34            0.05          0.72
CDN GAAP - Diluted                                        (0.10)         0.33            0.05          0.70
                                                     ----------    ----------      ----------    ----------

COMMON SHARES
Average number of shares outstanding
  CDN GAAP - Basic                                   28,119,535    28,297,621      28,109,576    28,294,756
  CDN GAAP - Diluted                                 27,304,725    28,716,590      28,363,604    28,785,865
                                                     ----------    ----------      ----------    ----------


CONSOLIDATED RETAINED EARNINGS
(In thousands of U.S. dollars)

FOR THE PERIOD ENDED JUNE 30,                              THREE MONTHS                   SIX MONTHS
----------------------------                         ------------------------      ------------------------
                                                        2001          2000            2001          2000
                                                     ----------    ----------      ----------    ----------
                                                         $             $                $             $
Retained earnings - beginning of period                 120,985        98,992         116,966        88,422
Net earnings (loss) for the period                       (2,713)        9,537           1,463        20,221
Premium on purchase for cancellation of common shares         -             -            (157)         (114)
Dividends paid                                                -        (3,006)              -        (3,006)
                                                     ----------    ----------      ----------    ----------
RETAINED EARNINGS - END OF PERIOD                       118,272       105,523         118,272       105,523
                                                     ==========    ==========      ==========    ==========


                                                       intertape polymer groupTM

SECOND QUARTERLY REPORT 2001                             CONSOLIDATED CASH FLOWS
                                                    In thousands of U.S. dollars
                                               (Unaudited) / Using Canadian GAAP

FOR THE PERIOD ENDED JUNE 30,                              THREE MONTHS                   SIX MONTHS
----------------------------                         ------------------------      ------------------------
                                                        2001          2000            2001          2000
                                                     ----------    ----------      ----------    ----------
                                                         $             $                $             $
OPERATING ACTIVITIES
Net earnings (loss) for the period                       (2,713)        9,537           1,463        20,221
Non-cash items
  Depreciation and amortization                           8,516         7,554          16,556        15,069
  Deferred income taxes (recovery)                         (192)        2,708               -         5,778
  Write-off of capital assets                                 -             -               -         1,600
                                                     ----------    ----------      ----------    ----------
CASH FROM OPERATIONS BEFORE FUNDING OF
  CHANGES IN NON-CASH WORKING CAPITAL ITEMS               5,611        19,799          18,019        42,668
                                                     ----------    ----------      ----------    ----------

Changes in non-cash working capital items
  Trade and other receivables                            (7,860)       (1,623)         (1,927)      (21,470)
  Inventories and parts and supplies                      4,980          (115)          4,453         1,557
  Prepaid expenses                                        1,224         1,723           1,007           223
  Accounts payable and accrued liabilities               10,928       (18,399)          6,499       (16,817)
                                                     ----------    ----------      ----------    ----------
                                                          9,272       (18,414)         10,032       (36,507)
                                                     ----------    ----------      ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES                     14,883         1,385          28,051         6,161
                                                     ==========    ==========      ==========    ==========

INVESTING ACTIVITIES
Capital assets and construction in progress,
  net of investment tax credits                          (5,450)      (12,546)        (17,736)      (20,416)
Proceed on sale of capital assets                         8,000             -           8,000         4,254
Other assets                                               (750)         (866)         (1,980)       20,272
                                                     ----------    ----------      ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES                      1,800       (13,412)        (11,716)        4,110
                                                     ==========    ==========      ==========    ==========

FINANCING ACTIVITIES
Net change in bank indebtedness                          (8,819)       20,019          (6,216)       (1,539)
Repayment of long-term debt                              (8,425)           50          (8,972)         (787)
Issue of common shares                                      839            43             853           125
Common shares purchased for cancellation                      -             -            (923)         (254)
Dividends paid                                                -        (3,006)              -        (3,006)
                                                     ----------    ----------      ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES                    (16,405)       17,106         (15,258)       (5,461)
                                                     ==========    ==========      ==========    ==========

NET INCREASE IN CASH DURING THE PERIOD                      278         5,079           1,077         4,810
Effect of foreign currency translation adjustments         (278)       (1,230)         (1,077)         (961)
                                                     ----------    ----------      ----------    ----------
CASH POSITION, BEGINNING OF PERIOD                            -             -               -             -
                                                     ==========    ==========      ==========    ==========
CASH POSITION, END OF PERIOD                                  -         3,849               -         3,849
                                                     ==========    ==========      ==========    ==========


                                                       intertape polymer groupTM

SECOND QUARTERLY REPORT 2001                          CONSOLIDATED BALANCE SHEET
                                                    In thousands of U.S. dollars
                                               (Unaudited) / Using Canadian GAAP

                                                          AS AT JUNE 30,          AS AT DECEMBER 31,
                                                     ------------------------     ------------------
                                                        2001          2000             2000
                                                     ----------    ----------        ----------
                                                         $             $                 $
ASSETS
Current assets
                                                              -         3,849                 -
  Trade receivables                                     101,479       106,949            97,478
  Other receivables                                       9,425        15,055            11,659
  Inventories                                            83,333        84,799            89,264
  Parts and supplies                                     11,369        10,301            10,069
  Prepaid expenses                                        5,114         3,987             6,114
  Future income tax assets                               10,776        11,085            10,810
                                                     ----------    ----------        ----------
                                                        221,496       236,025           225,394

Capital assets and construction in progress             373,287       352,488           374,753
Other assets                                              9,299         9,925            10,636
Goodwill, at amortized cost                             231,651       215,066           234,257
                                                     ----------    ----------        ----------
TOTAL ASSETS                                            835,733       813,504           845,040
                                                     ==========    ==========        ==========
LIABILITIES
Current liabilities
  Bank indebtedness                                     121,059        51,271           127,333
  Accounts payable and accrued liabilities               86,262        69,607            79,811
  Installments on long-term debt                          1,377        10,152             9,532
                                                     ----------    ----------        ----------
                                                        208,698       131,030           216,676

Long-term debt                                          275,865       326,682           276,684
Other liabilities                                         4,500        14,697             4,500
Future income tax liabilities                            37,419        42,903            37,538
                                                     ----------    ----------        ----------
TOTAL LIABILITIES                                       526,482       515,312           535,398
                                                     ==========    ==========        ==========

SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants               186,990       185,145           186,908
Retained earnings                                       118,272       105,523           116,966
Accumulated foreign currency translation adjustments      3,989         7,524             5,768
                                                     ----------    ----------        ----------
TOTAL SHAREHOLDERS' EQUITY                              309,251       298,192           309,642
                                                     ----------    ----------        ----------
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                835,733       813,504           845,040
                                                     ==========    ==========        ==========



                                                       intertape polymer groupTM

SECOND QUARTERLY REPORT 2001                       NOTES TO FINANCIAL STATEMENTS
                                                   In thousands of U.S. dollars;
                                                       except per share amounts.
                                               (Unaudited) / Using Canadian GAAP

NOTE 1.
BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited, interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position for the three month and six month periods ended June 30, 2001 and 2000 and December 31, 2000 as well as its results of operations and its cash flow for the three month and six month periods ended June 30, 2001 and 2000.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
ACCOUNTING CHANGES

Effective December 1, 2000, IPG has adopted the Canadian Institute of Chartered Accountants recommendations related to the accounting for earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, IPG has restated the diluted earnings per share for comparative periods.

During the first quarter of 2001, IPG has adopted retroactively the Canadian Institute of Chartered Accountants recommendations on the presentation of the interim financial statements. The new recommendations require minimal disclosures including the basis of presentation. These new recommendations also require a comparative balance sheet established as of December 31st.

NOTE 3.
EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

In Thousands of US Dollars
Earnings (loss) per Share

                                        THREE MONTHS             SIX MONTHS
                                     ------------------      ------------------
FOR THE PERIODS ENDED JUNE 30,        2001        2000        2001        2000
------------------------------       ------      ------      ------      ------
                                       $            $          $            $
Net earnings (loss) applicable
  to common shares                   (2,713)      9,537       1,463      20,221
                                     ------      ------      ------      ------
Weighted average number of
  common shares outstanding          28,120      28,298      28,110      28,295
Effect of dilutive stock options
  and warrants(a)                         -         419         254         491
                                     ------      ------      ------      ------
Weighted average number
  of diluted common shares
  outstanding                        28,120      28,717      28,364      28,786
Basic earnings (loss) per share       (0.10)       0.34        0.05        0.72
Diluted earnings (loss) per share     (0.10)       0.33        0.05        0.70
                                     ------      ------      ------      ------

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants. For the three month period ended June 30, 2001, the effect of stock options and warrants were not included, as the effect would be anti-dilutive.

NOTE 4.
SEVERANCES

A further 8% reduction in the Company's overall workforce was implemented during June 2001. As at June 30, 2001, virtually all of the notifications had been given to employees and 88% of the reduction was effective. Of the total cost of the program, $2.0 million is charged to the three month period ended June 30, 2001 and $.69 million relates to the three month period ended March 31, 2001. As at June 30, 2001, a provision of $1.5 million in respect of a program of workforce reduction was reflected in the consolidated accounts payable and accrued liabilities.

                                                       intertape polymer groupTM

SECOND QUARTERLY REPORT 2001                       NOTES TO FINANCIAL STATEMENTS
                                                   In thousands of U.S. dollars;
                                                       except per share amounts.
                                               (Unaudited) / Using Canadian GAAP


NOTE 5.
BANK INDEBTEDNESS AND LONG-TERM-DEBT

During July, the Company accepted a term sheet provided by the Company's bankers. The term sheet provides for three facilities as follows:

o a $50.0 million revolving line of credit for a period of one year extendable annually at the option of the banks and, if not extended, converting to a one year term loan with a $50.0 million payment due at the expiration of the term;

o    a $40.0 million term loan repayable over six quarters ending December 31st
     2002;

o and a $60.0 million four year term loan with semi-annual payments commencing eighteen months after funding.

Proceeds of these three facilities will be used to repay all bank indebtedness outstanding at the time of closing, of approximately $121.0 million. Interest rates on the three facilities will initially be 395 bps over Libor, and will be adjusted downwards by as much as 300bps in the event certain financial thresholds are achieved. The Company currently pays 395 bps over Libor on most of its bank facilities. The term sheet contemplates that certain security will be granted to the Banks and the Senior Unsecured Noteholders. In the event that certain financial thresholds are achieved, the security will be released.


NOTE 6.
DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

A) RE-PRICING OF STOCK OPTIONS

The re-pricing of stock options that occurred in January 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would have recorded a non-cash charge of $2.6 million in the three month period ended June 30, 2001, which would have no tax consequence for the Company at this point, to reflect the changes in the market price of the common shares.


Accordingly, the Company's net loss, basic loss per share and diluted loss per share would have been increased by $2.6 million, $0.09 and $0.10 respectively for the three month period ended June 30, 2001 and net earnings, basic earnings per share and diluted earnings per share would have been reduced by $2.6 million, $0.09 and $0.09 respectively for the six months ended June 30, 2001 and there would be no impact for the three month and six month periods ended June 30, 2000.

B) NEW ACCOUNTING PRONOUNCEMENTS

Over the past several months, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company will continue to amortize goodwill existing at June 30, 2001 under its current method until January 1, 2002. Thereafter, annual and quarterly goodwill amortization will no longer be recognized. The impact of this change cannot be determined with certainty at this time. By June 30, 2002, the Company will perform a transitional fair value based impairment test and if the fair value is less than the recorded value at January 1, 2002, the Company will recognize an impairment loss in the March 31, 2002 quarter, as a cumulative effect of a change in accounting principle.


                                                       intertape polymer groupTM

                                        2